UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of April 2024

Commission File Number: 001-38802
CASTOR MARITIME INC.
(Translation of registrant’s name into English)
223 Christodoulou Chatzipavlou Street, Hawaii Royal Gardens, 3036 Limassol, Cyprus
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F  ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT
Attached to this report on Form 6-K as Exhibit 99.1 is a copy of the press release issued by Castor Maritime Inc. (the “Company”) on April 22, 2024 announcing that it has commenced today a tender offer to purchase all of its 10,330,770 outstanding Common Share Purchase Warrants issued on April 7, 2021.
The information contained in this report on Form 6-K and Exhibit 99.1 attached hereto are hereby incorporated by reference into the Company’s registration statements on Form F-3 (File Nos. 333-236331, 333-240262 and 333-254977).

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
CASTOR MARITIME INC.
Dated: April 22, 2024
	By:	/s/ Petros Panagiotidis
Petros Panagiotidis
Chairman, Chief Executive Officer and
Chief Financial Officer